SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Brocade Communications Systems, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

111824 108
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Michael Klayko
Chief Executive Officer
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
(408) 333-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Katharine A. Martin, Esq.
John E. Aguirre, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$14,118,824	$1,511

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 8,815,202 shares of common stock of Brocade Communications Systems, Inc. having an aggregate value of $14,118,824 as of May 11, 2006 will be exchanged or canceled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,511.00
Form or Registration No.:	005-56977
Filing party:	Brocade Communications Systems, Inc.
Date filed:	May 12, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT 99.(A)(1)(A)

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Schedule TO”) filed by Brocade Communications Systems, Inc., a Delaware corporation (“Brocade” or the “Company”), with the Securities and Exchange Commission on May 12, 2006, as amended and supplemented by Amendment No. 1 (“Amendment No. 1”) to the Initial Schedule TO filed with the SEC on May 19, 2006 and as further amended and supplemented by Amendment No. 2 (“Amendment No. 2”) to the Initial Schedule TO filed with the SEC on May 26, 2006 (the Initial Schedule TO, Amendment No. 1, Amendment No. 2, and this Amendment No. 3, collectively, shall be referred to as the “Schedule TO”), relating to the offer by the Company (the “Offer”) to amend certain options and to cancel certain other options (the “Eligible Options”) that have been granted under the Company’s 1999 Stock Option Plan or the Company’s 1999 Nonstatutory Stock Option Plan: (i) that have exercise prices per share that were less, or may have been less, than the fair market value per share of the common stock underlying the option on the option’s grant date, (ii) that were unvested, either in whole or in part, as of December 31, 2004, (iii) that are outstanding as of the last date on which the Offer remains open for acceptance, and (iv) that are held by eligible employees of the Company who are subject to taxation in the United States.
The Eligible Options may be amended or cancelled pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend Certain Options and Cancel Certain Other Options, dated May 12, 2006, (ii) the related e-mail from Richard Deranleau, dated May 11, 2006, (iii) the Election Form, and (iv) the Withdrawal Form. An “eligible employee” refers to all current employees of Brocade as of the last date on which this offer remains open for acceptance who may participate in the Offer if they hold Eligible Options.
The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.
This Amendment No. 3 reflects amendments which were made to page 57 of the Offer to Amend Certain Options and Cancel Certain Other Options (the “Offer to Amend Certain Options and Cancel Certain Other Options”), attached to the Schedule TO as Exhibit (a)(1)(a).
The last paragraph of Item 10 on page 57 of the Offer to Amend Certain Options and Cancel Certain Other Options has been inserted to read as follows:
“Pursuant to the previously announced stock repurchase program authorized by Brocade’s board of directors, Brocade may, from time to time depending upon market conditions, repurchase shares of its common stock in the open market or in “block purchases” in compliance with Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is amended and restated as follows:

Exhibit Number	Description

(a)(1)(a)	Offer to Amend Certain Options and Cancel Certain Other Options, dated May 12, 2006.

(a)(1)(b)*	E-mail from Richard Deranleau, dated May 11, 2006.

(a)(1)(c)*	Election Form.

(a)(1)(d)*	Withdrawal Form.

(a)(1)(e)*	Form of Addendum.

(a)(1)(f)*	Form of Promise to Make Cash Payment.

(a)(1)(g)*	Forms of Confirmation E-mail.

(a)(1)(h)*	Forms of Reminder E-mail Communications to Employees.

(a)(1)(i)*	Form of Amendment to Stock Option Agreements.

(a)(1)(j)*	Form of Black-Scholes Calculator.

(a)(1)(k)*	Employee Presentation Materials.

(a)(5)(a)*	Disclosure contained in the Company’s Current Report on Form 8-K dated May 12, 2006, filed with the SEC on May 12, 2006, and incorporated herein by reference.

(a)(5)(b)*	Transcript of Employee Meeting on May 12, 2006.

(b)	Not Applicable.

(d)(1)*	Amended and Restated 1999 Stock Plan (incorporated by reference to Exhibit 10.89 from Brocade’s annual report on Form 10-K for the year ended October 29, 2005).

(d)(2)*	Amended and Restated 1999 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.8 from Brocade’s quarterly report on Form 10-Q for the quarter ended July 30, 2005).

(d)(3)*	Form of Stock Option Agreement under 1999 Stock Plan (included in Exhibit (d)(1) above).

(d)(4)*	Form of Stock Option Agreement under 1999 Nonstatutory Stock Option Plan (included in Exhibit (d)(2) above).

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Brocade Communications Systems, Inc.
/s/ Richard Deranleau
Richard Deranleau
Chief Financial Officer, Vice President, and Treasurer

Date: June 1, 2006

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)	Offer to Amend Certain Options and Cancel Certain Other Options, dated May 12, 2006.

(a)(1)(b)*	E-mail from Richard Deranleau, dated May 11, 2006.

(a)(1)(c)*	Election Form.

(a)(1)(d)*	Withdrawal Form.

(a)(1)(e)*	Form of Addendum.

(a)(1)(f)*	Form of Promise to Make Cash Payment.

(a)(1)(g)*	Forms of Confirmation E-mail.

(a)(1)(h)*	Forms of Reminder E-mail Communications to Employees.

(a)(1)(i)*	Form of Amendment to Stock Option Agreements.

(a)(1)(j)*	Form of Black-Scholes Calculator.

(a)(1)(k)*	Employee Presentation Materials.

(a)(5)(a)*	Disclosure contained in the Company’s Current Report on Form 8-K dated May 12, 2006, filed with the SEC on May 12, 2006, and incorporated herein by reference.

(a)(5)(b)*	Transcript of Employee Meeting on May 12, 2006.

(b)	Not Applicable.

(d)(1)*	Amended and Restated 1999 Stock Plan (incorporated by reference to Exhibit 10.89 from Brocade’s annual report on Form 10-K for the year ended October 29, 2005).

(d)(2)*	Amended and Restated 1999 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.8 from Brocade’s quarterly report on Form 10-Q for the quarter ended July 30, 2005).

(d)(3)*	Form of Stock Option Agreement under 1999 Stock Plan (included in Exhibit (d)(1) above).

(d)(4)*	Form of Stock Option Agreement under 1999 Nonstatutory Stock Option Plan (included in Exhibit (d)(2) above).

*	Previously filed.